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                        [INLAND STEEL INDUSTIES LOGO]



              Inland Steel Industies, Inc. announces self-tender
                         For up to 25,500,000 shares.


     Chicago, Illinois, July 20, 1998 -- Inland Steel Industies, Inc. (NYSE:
IAD) announced today that it is commencing an offer to repurchase up to 25,500,000 shares of its common stock pursuant to a "Dutch auction" self-tender offer. The tender offer price will be between $30.00 and $34.00 per share in cash, which would result in the payment to tendering stockholders of an aggregate of $867 million at the top of the range if 25,500,000 shares are tendered. The offer will expire at 12:00 Midnight, New York time, on Friday, August 14, 1998, unless extended. On July 17, 1998, Inland Steel Industries common stock closed at $28.75 per share.

     Under the terms of the tender offer, Inland Steel Industries stockholders will be given the opportunity to specify prices within the company's stated price range at which they are willing to tender their shares. Upon receipt of tenders, Inland Steel Industies will determine a final price that enables it to purchase up to 25,500,000 shares from those stockholders who agree to sell at or below the selected purchase price. All shares purchased will be at the selected purchase price. If more than


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INLAND STEEL INDUSTRIES NEWS RELEASE - PAGE 2 OF 3


25,500,000 shares are tendered at or below the selected purchase price, shares will be accepted pro rata as described in the offering materials. The offer will not be contingent upon any minimum number of shares being tendered. Inland Steel Industries currently has approximately 49.2 million shares of common stock outstanding. The company will finance the tender offer with cash received as a result of the recently completed acquisition of its subsidiary, Inland Steel Company, by Ispat International N.V.

        The company is considering merging Ryerson Tull, Inc., its majority owned subsidiary, into the company or a subsidiary of the company following completion of the tender offer. Although terms of the merger have not yet been determined, it is anticipated that shareholders of Ryerson Tull would receive shares of the company's common stock in the merger. The company will seek the approval of the independent directors of Ryerson Tull. There can be no assurance that the company will reach agreement with Ryerson Tull's independent directors on terms acceptable to the company.

        "We are delighted to offer to return to Inland shareholders a substantial portion of the proceeds from the sale of Inland Steel Company to Ispat International," said Robert J. Darnall, Inland's chairman, president and chief executive officer. "Equally as important is that, following completion of a successful tender offer, the merger, and various other activities, the resulting capital structure of the combined Inland-Ryerson





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INLAND STEEL INDUSTRIES NEWS RELEASE - PAGE 3 OF 3



company is expected to be in the mid-30 percent debt-to-capital range, which should earn the merged company an investment grade rating and improve financial flexibility."

        Neither the company nor its board of directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. The tender offer will be subject to various terms and conditions described in offering materials to be distributed to stockholders.

        Goldman, Sachs & Co. will serve as the dealer managers for the offer. Mackenzie Partners, Inc. will serve as the information agent. Requests for copies of the tender offer materials should be directed to MacKenzie Partners at (212) 929-5500 or (800) 322-2885. Questions concerning the tender offer should be directed to Goldman, Sachs & Co. at (800) 323-5678.


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        Inland Steel Industries is the holder of stock representing approximately 87% of the economic interest in Ryerson Tull, Inc. which is, in turn, the sole stockholder of Joseph T. Ryerson & Son, Inc. ("Ryerson") and J.M. Tull Metals Company, Inc. ("Tull"). Ryerson and Tull are leading steel service, distribution and materials processing organizations. Ryerson Tull, Inc. believes that it is the largest metals service center in the United States based on sales revenue, with 1997 sales of $2.8 billion and a current U.S. market share of approximately 10%, based on Ryerson Tull, Inc.'s analysis of data prepared by the Steel Service Center Institute. Ryerson Tull, Inc. distributes and processes metals and other materials throughout the continental United States.

Faxes of Inland news releases may be obtained by calling (800) 758-5804, ext. 108925.